June 24, 2005

Ms. Cicely Luckley

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:          Advanstar, Inc.

Dear Ms. Luckley:

We are writing this letter to respond to the comment letter of the Staff dated June 16, 2005 with respect to Advanstar, Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2004. For your convenience, we have reproduced the Staff’s comment preceding the Company’s response.

Advise us how your audit report complies with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

The audit of the Company’s consolidated financial statements was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The omission of the reference to the Public Company Accounting Oversight Board was unintentional.  We will amend our 2004 Form 10-K to include an audit report that complies with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to Standards of the Public Company Accounting Oversight Board.

* * * * *

In addition, as requested by the Staff, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions or comments about the foregoing, please do not hesitate to contact me at (218)723-9222.  You may also contact the Company’s outside counsel, Michael P. Kaplan, of Davis Polk & Wardwell. at (212) 450-4111.

Sincerely,

/s/ David W. Montgomery

David W. Montgomery

cc:           Ralph Hamann

Michael P. Kaplan